
SEC MAIL PROCESSING
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MAR - 1 2007
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213
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07004654

BD 3/16

SECURIT... ...SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47154

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Dale K. Ehrhart, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 West Venice Avenue, Suite 10
(No. and Street)

Venice, (City) Florida (State) 34285 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gladys (Mick) Gette, Ed.D. (941) 485-8220
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CPA Associates
(Name - if *individual, state last, first, middle name)*

1301 Sixth Avenue West, Suite 600 (Address) Bradenton, (City) Florida (State) 34205 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/17

OATH OR AFFIRMATION

I, Gladys (Mick) Gette, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dale K. Ehrhart, Inc. as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____


Rebecca J. Gay
My Commission DD306012
Expires May 09, 2008

Signature

Corporate Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) A report on Independent Auditors' on Internal Control required by SEC Rule 17a-5.

* *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DALE K. EHRHART, INC.

FINANCIAL STATEMENTS

December 31, 2006 and 2005

CONTENTS


CPA
ASSOCIATES

Certified Public Accountants
and Consultants

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Dale K. Ehrhart, Inc.
Venice, Florida

We have audited the accompanying statements of financial condition of Dale K. Ehrhart, Inc. as of December 31, 2006 and 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dale K. Ehrhart, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements of Dale K. Ehrhart, Inc. taken as a whole. The supplementary information listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

CPA Associates

Bradenton, Florida
January 31, 2007

Members: ■ American Institute of CPA ■ Center for Public Company Audit Firms ■ Private Companies Practice Section ■ Florida Institute of CPA

DALE K. EHRHART, INC.
STATEMENTS OF FINANCIAL CONDITION

	December 31,	
	2006	2005
ASSETS		
Cash and cash equivalents	$ **53,586**	49,633
Commissions and other receivables	**889**	1,995
Property and equipment - net	**24,882**	43,077
Notes receivable	--	5,241
Prepaid expenses	**34,590**	--
Other assets	**935**	935
TOTAL ASSETS	$ **114,882**	100,881
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable	$ **24,479**	11,800
STOCKHOLDERS' EQUITY		
Common stock	**150**	150
Additional paid in capital	**339,662**	339,662
Accumulated deficit	**(249,409)**	(250,731)
	90,403	89,081
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ **114,882**	100,881

See accompanying notes.

DALE K. EHRHART, INC.
STATEMENTS OF INCOME

	Year Ended December 31,	
	2006	2005
REVENUES		
Management Fees	$ **2,870,601**	2,791,992
Commissions	**26,837**	51,800
Interest, dividends, and other	**47,042**	2,868
TOTAL REVENUES	**2,944,480**	2,846,660
EXPENSES		
Employee leasing expense	**1,240,592**	1,147,939
Referral fees	**855,158**	865,648
Clearing charges	**135,900**	145,309
Market data services	**73,840**	71,615
Travel	**62,074**	77,263
Licenses and taxes	**22,145**	24,424
Consulting	**57,086**	32,600
Telephone	**20,264**	19,850
Depreciation and amortization	**23,705**	26,974
Office supplies and equipment	**15,346**	17,098
Postage	**28,907**	14,074
Errors and refunds	**50,550**	15,559
Other operating expenses	**317,591**	374,894
TOTAL EXPENSES	**2,903,158**	2,833,247
NET INCOME	$ **41,322**	13,413

See accompanying notes.

DALE K. EHRHART, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	COMMON STOCK	ADDITIONAL PAID IN CAPITAL	ACCUMULATED DEFICIT	TOTAL STOCKHOLDERS' EQUITY
BALANCES, January 1, 2005	$ 150	339,662	(204,144)	135,668
Net income	--	--	13,413	13,413
Distributions to stockholders	--	--	(60,000)	(60,000)
BALANCES, December 31, 2005	150	339,662	(250,731)	89,081
Net income	--	--	41,322	41,322
Distributions to stockholders	--	--	(40,000)	(40,000)
BALANCES, December 31, 2006	$ 150	339,662	(249,409)	90,403

See accompanying notes.

DALE K. EHRHART, INC.
STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2006	2005
Cash flows from operating activities:		
Net income	$ **41,322**	13,413
Adjustments to reconcile change in net assets before capital additions to net cash provided by operating activities:		
Depreciation and amortization	**23,705**	26,974
(Increase) decrease in:		
Commissions receivable	**1,106**	1,082
Prepaid expenses	**(34,590)**	--
Increase (decrease) in:		
Accounts payable	**12,679**	(3,929)
Net cash provided by operating activities	**44,222**	37,540
Cash flows from investing activities:		
Collections on note receivable	**5,241**	--
Disbursement for note receivable	**--**	9,946
Purchases of property and equipment	**(5,510)**	(15,008)
Net cash used by investing activities	**(269)**	(5,062)
Cash flows from financing activities:		
Distributions to stockholders	**(40,000)**	(60,000)
Net cash used by financing activities	**(40,000)**	(60,000)
Net increase (decrease) in cash	**3,953**	(27,522)
Cash and cash equivalents, beginning of year	**49,633**	77,155
Cash and cash equivalents, end of year	$ **53,586**	49,633

See accompanying notes.

NOTE A – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Dale K. Ehrhart, Inc. (the Company) operates as an introducing broker-dealer in securities in Venice, Florida and is registered with the Securities and Exchange Commission, the Florida Division of Securities, and the National Association of Securities Dealers, Inc. Its recordkeeping is in accordance with the rules and regulations prescribed by these agencies. The Company's primary source of revenue is providing investment advisory services to customers who are predominately middle to upper income individuals.

Management Fees and Commissions: Management fees revenues are recognized on a trade date basis. Commission revenues and related expenses have been accrued on a trade date basis.

Property and Equipment: Property and equipment are stated at cost. Depreciation is provided on a straight line and accelerated basis using an estimated useful life of three to seven years. Expenditures for maintenance and repairs that do not extend the useful lives of the related assets are expensed as incurred.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents: For the purposes of the statement of cash flows, the Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents. The Company had no cash equivalents during 2006 or 2005.

Income Taxes: The stockholders have elected under Section 1362 of the Internal Revenue Code and a similar section of the Florida Income Tax Law to be treated as an S Corporation for federal and state income tax purposes. The effect of this election provides that, in lieu of corporate income taxes, the stockholders are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

Concentration of Credit Risk: The Company's business activities involve trading and settlement of securities. Sales of securities are made to the Company's customers in the ordinary course of business through the Company's clearing broker and thru other arrangements with Fidelity and Schwab. The Company's customer base extends throughout the various regions of the United States. The Company does not anticipate any credit loss in the near term.

At December 31, 2006 and 2005, the Company maintained its cash at a financial institution in bank deposits which at times may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company believes it is not exposed to any significant risk on cash. All cash balances were fully insured at December 31, 2006 and 2005.

(Continued)

NOTE A – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New Accounting Standard: The Financial Accounting Standards Board has issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. Statement No. 150 requires that certain freestanding financial instruments be reported as liabilities in the balance sheet. Depending on the type of financial instrument, it will be accounted for at either fair value or the present value of future cash flows determined at each balance sheet date with the change in that value reported as interest expense in the statement of operations. Prior to the application of Statement No. 150, either those financial instruments were not required to be recognized, or if recognized were reported in the balance sheet as equity and changes in the value of those instruments were normally not recognized in net income. This Statement is currently effective for public companies and non-public companies required to file financial statements with the Securities and Exchange Commission. Adoption of this statement did not have significant effect on the accompanying financial statements.

NOTE B – PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

	2006	2005
Computer equipment and software	$ 228,887	223,378
Office furniture	19,414	19,413
	248,301	242,791
Accumulated depreciation and amortization	(223,419)	(199,714)
	$ 24,882	43,077

Depreciation and amortization expense for years ended December 31, 2006 and 2005, was $23,705 and $26,974, respectively. This amount includes computer software amortization of $11,450 and $10,887 for 2006 and 2005, respectively.

NOTE C – RELATED PARTY TRANSACTIONS

The Company leases the offices used in its operations from a related party on a month-to-month basis at a current annual rental of $36,046 and $32,402 in 2006 and 2005, respectively. The Company is responsible for the normal operating expenses including repairs and maintenance.

The Company has an agreement with Empulse Services, LLC to provide employee services and other management services as needed. Empulse Services, LLC was paid approximately $1,221,000 and $1,148,000 in 2006 and 2005, respectively. The Corporations are related parties due to their common ownership.

(Continued)

NOTE C – RELATED PARTY TRANSACTIONS (CONTINUED)

The Company has an agreement with DKE-Commerce, Inc. to provide accounting and information technology services. DKE-Commerce, Inc. was paid approximately $101,000 and $113,000 in 2006 and 2005, respectively. The Corporations are related parties due to their common ownership.

The Company paid referral fees to Tillman Hartley, LLC of approximately $93,000 and $52,000 in 2006 and 2005, respectively. The Corporations are related parties due to their common ownership.

The company issued a note to Allied Advisors in the amount of $25,000 in 2003. The Corporations are related parties due to a common owner. The balance at 2005 was $5,241. The loan was paid in full during 2006.

NOTE D – NET CAPITAL RULE

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires that the Company maintain "Net Capital" equal to the greater of the aggregate indebtedness divided by 15 or $5,000. It also requires that under the aggregate indebtedness method, a broker-dealer is not permitted to allow its aggregate indebtedness to exceed 15 times its adjusted net capital. At December 31, 2006 and 2005, the Company's "Net Capital" was $29,996 and $39,828, respectively.

At December 31, 2006 and 2005, the Company's "Excess Net Capital" was $24,996 and $34,828 respectively. The "Required Net Capital" was $5,000, which the Company exceeded. At December 31, 2006 and 2005, the Company's aggregate indebtedness was less than adjusted net capital.

On November 3, 1998, the Securities and Exchange Commission (SEC) issued a No-Action Letter to clarify its position under SEC Rule 15c3-1 (Net Capital Rule) regarding the capital treatment of assets in the proprietary account of an introducing broker/dealer (PAIB) held by a clearing broker/dealer. This letter allows introducing broker/dealers to include PAIB assets as allowable assets in their net capital computations, provided the clearing broker/dealer adheres to the provisions, procedures, and interpretations set forth in the letter including the establishment of a separate reserve account for PAIB assets in accordance with the SEC Rule 15c3-3. The effective date of the letter was June 1, 1999.

The Company, pursuant to the above SEC Rule and letter, has entered into a PAIB agreement as an addendum to the fully disclosed clearing agreement with First Clearing Corporation.

NOTE E – COMMON STOCK TRANSACTIONS

As of December 31, 2006 and 2005, the Company has common stock with a $1 par value. There were 1,000 shares authorized with 150 shares issued and outstanding.

SUPPLEMENTARY INFORMATION

DALE K. EHRHART, INC.
SCHEDULES OF OTHER OPERATING EXPENSES

	Year Ended December 31,	
	2006	2005
OTHER OPERATING EXPENSES		
Advertising and Promotion	$ **20,688**	--
Equipment repair and maintenance	**101,460**	94,551
Legal and accounting	**69,056**	77,245
Rent	**45,168**	41,803
Insurance	**23,572**	51,731
Equipment/furniture rental	**14,587**	28,943
Education and training	**5,011**	50,093
Meals and entertainment	**10,921**	17,572
Donations and contributions	**6,900**	885
Dues, memberships, and subscriptions	**9,923**	5,724
Utilities	**8,355**	5,495
Printing	**1,950**	852
TOTAL OTHER OPERATING EXPENSES	$ **317,591**	374,894

DALE K. EHRHART, INC.
COMPUTATION OF NET CAPITAL PER UNIFORM
NET CAPITAL RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	Year Ended December 31, 2006	Year Ended December 31, 2005
NET CAPITAL		
Total stockholders' equity	$ **90,403**	89,081
Total stockholders' equity not allowable for net capital	**--**	--
Total stockholders' equity allowable for net capital	**90,403**	89,081
Deductions and/or charges:		
Property and equipment	**(24,882)**	(43,077)
Deposits	**(935)**	(935)
Prepaid expenses	**(34,590)**	--
Notes receivable	**--**	(5,241)
NET CAPITAL	**29,996**	39,828
MINIMUM NET CAPITAL REQUIREMENT		
Minimum dollar requirement	**(5,000)**	(5,000)
EXCESS NET CAPITAL	$ **24,996**	34,828
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable	$ **24,479**	11,800
NET CAPITALIZATION CALCULATIONS:		
Aggregate Indebtedness Method		
Aggregate indebtedness (divided by 15)	$ **1,632**	787
Net capitalization ratio (limited to a ratio of 15)	**0.82**	0.30

DALE K. EHRHART, INC.
RECONCILIATIONS OF COMPUTATION OF NET CAPITAL PER UNIFORM
NET CAPITAL RULE 15c3-1 TO THE COMPANY'S CORRESPONDING
UNAUDITED FORM X-17A-5, PART II FILING

		Year Ended December 31,	
		2006	2005
NET CAPITAL			
Net Capital per Company's Part II unaudited FOCUS report	$	**29,996**	39,828
Nonallowable assets previously reported as allowable:			
Audit adjustments		--	--
NET CAPITAL PER COMPUTATION	$	**29,996**	39,828

For 2006 and 2005, the Company is not required to maintain a "special reserve account for the exclusive benefit of customers" as it is exempt under (k)(2)(ii): all customers' transactions are cleared through First Clearing Corporation.


CPA
ASSOCIATES

Certified Public Accountants
and Consultants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholders
Dale K. Ehrhart, Inc.
Venice, Florida

In planning and performing our audit of the financial statements and supplementary information of Dale K. Ehrhart, Inc. for the years ended December 31, 2006 and 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Dale K. Ehrhart, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g); in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications, and comparisons, and the recording of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling the responsibility, estimates and judgments by management are required to assess the expected benefits and the related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's abovementioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principals generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Members: ■ American Institute of CPA ■ Center for Public Company Audit Firms ■ Private Companies Practice Section ■ Florida Institute of CPA

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 and 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange, the National Association of Securities Dealers (NASD), and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CPA Associates

Bradenton, Florida
January 31, 2007

END